August 11, 2009

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:	Mr. H. Christopher Owings, Assistant Director
Mr. John Fieldsend, Attorney-Advisor
Mr. Robert W. Errett, Staff Attorney
Ms. Yong Kim, Staff Accountant

Mail Stop 3561

Re:	Crown butte Wind Power, Inc.
Registration Statement on Form S-1
File No. 333-156467

Ladies and Gentlemen:

On behalf of our client, Crownbutte Wind Power, Inc., a Nevada corporation (“Crownbutte,” the “Company” or the “Registrant”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated August 5, 2009 (the “Comment Letter”), addressed to Timothy H. Simons, Chief Executive Officer of the Company, relating to the above-referenced Registration Statement on Form S-1 filed by the Company, as amended by Amendment No. 3 thereto (the “Registration Statement”).  Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

In addition, we hereby submit via EDGAR transmission Amendment No. 4 to the Registration Statement, including certain exhibits thereto, with changes addressing the Staff’s comments as well as certain other changes.  In order to expedite the Staff’s review, we have delivered separately to each of Messrs. Owings, Fieldsend and Errett and Ms. Kim a courtesy copy of Amendment No. 4, marked to show changes from the original Registration Statement.

Division of Corporation Finance
Securities and Exchange Commission
August 11, 2009

General

1.
In this latest amendment to your registration statement, we note that you are registering for resale an additional 30,000 shares of common stock on behalf of two new selling shareholders. We note also your revisions throughout your document disclosing that two of the three private placement transactions you discuss closed in April 2009 rather than September 2008. Based on this new disclosure, it is unclear whether your private placements are complete and, if so, when they were completed. Therefore, please tell us in greater detail, with a view to disclosure, the facts and circumstances surrounding the private placements in which your selling shareholders received the shares you are registering on their behalf. In this regard, please discuss when all three private placements were complete, why you believe each of the private placements was completed at that time, the reasons you changed the dates of completion of two private placements from September 2008 to April 2009, in which private placement you issued the additional 30,000 shares of common stock you are now registering for resale, why you failed to include this information in either your first or second amendments on Form S-l, which were both filed after the revised April 2009 completion date of private placements, the terms of all the agreements you entered into to register these privately issued shares on behalf of the selling shareholders, and any other information regarding these private placements you deem material. Please be aware, we are seeking this information to determine whether any private placements that were not completed by the time you initially filed the instant registration statement should or should not be integrated into this offering and, specifically, whether this registration statement constituted a general solicitation for purposes of the private offerings. See Question 139.25 of our Securities Act Compliance and Disclosure Interpretations, located at our web-site: http://www.sec.gov/divisions/corpfin/cfguidance.shtml. We may have further comments after reading your response and any revisions to your document.

We have reviewed Question 139.25 of the Commission’s Securities Act Compliance and Disclosure Interpretations.

As articulated in the Commission’s integration guidance in Securities Act Release No. 8828 (Aug. 3, 2007), the filing of the registration statement does not eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement:  “[I]t is our view that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.”

Division of Corporation Finance
Securities and Exchange Commission
August 11, 2009

Securities Act Release No. 8828 further provides some examples of the application of this principle:  “If the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.”

The selling stockholders identified in the registration statement acquired their shares as follows:

•	1,100,000 shares sold by Crownbutte ND in a private placement completed in April 2008;

•	3,148,000 shares sold by the Company in private placement transactions from July 2, 2008 through April 17, 2009; and

•	3,500,000 shares that were issued upon exercise of warrants issued to the placement agent in the Company’s private placement.

The private placement transactions conducted by the Company from July 2008 through April 2009 were part of one offering with multiple closings.  We have been informed by the Company that this offering was completed on April 17, 2009, and no other securities have been or will be sold as part of this offering.  All the investors that participated in these transactions acquired the securities under the same terms and conditions (see Exhibit 10.5 of the Registration Statement) and were granted the same registration rights (see Exhibit 10.6 of the Registration Statement).  Our failure to include the two selling stockholders who acquired shares in April 2009 in the first and second amendments to Form S-1 was a complete oversight on our part.

We have been informed by the placement agent in the Company’s private placement offering that the two investors who acquired shares in the April 2009 closing, the only investors who acquired shares after the filing of the Registration Statement, were contacted prior to the original filing but did not decide to invest until later.  These investors were not solicited by means of the registration statement, either by the Company or the placement agent, and did not contact the Company as a result of the general solicitation by means of the registration statement.

Division of Corporation Finance
Securities and Exchange Commission
August 11, 2009

Based on these facts and circumstances, we believe that the registration statement should not be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for the Company’s private placement transactions.

2.
Please continue to update the financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X. In this regard, if your filing is not made effective before August 13, 2009, it appears that you will need to provide financial statements for the interim period ended June 30, 2009.

We will continue to update the financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X.

About This Offering, page 3

3.
Please revise the total amount of shares issued as part of your privately negotiated transactions to account for the shares issued in April 2009. Also, please revise the remainder of your filing, including your Recent Sales of Unregistered Securities section to account for this sale.

We have revised the total number of shares issued as part of our privately negotiated transactions to account for the shares issued in April 2009.  We have also revised the Recent Sales of Unregistered Securities section accordingly.

Summary Financial Information, page 5

4.
We note your revisions in response to comment three from our letter dated July 9, 2009, including your footnote disclosure that earnings per share are not applicable for the periods prior to your conversion to a C corporation. As indicated in our previous comment, we believe you should disclose your historical earnings per share, as seen in your historical financial statements, for all periods presented, as this is important information to your readers. If you believe that pro forma earnings per share is more meaningful because it reflects your earnings for the periods prior to your conversion to a C corporation as though you were a C corporation, we will not object if you also wish to disclose pro forma earnings per share for those periods. Alternatively, because we note from your historical financial statements that pro forma earnings per share for those periods do not differ from your historical earnings per share, you may wish to simply present historical earnings per share for all periods. Please advise or revise your disclosure accordingly.

Since pro forma earnings per share from our historical financial statements for the periods ended March 31, 2008 and December 31, 2007 do not differ from our actual earnings per share, we have revised the information in the Summary Financial Information table to present historical earnings per share for all periods.

Division of Corporation Finance
Securities and Exchange Commission
August 11, 2009

Selling Stockholders, page 23

5.	We note your response to comment four from our letter dated July 9, 2009. Please incorporate your response to comment four into your filing.

We have incorporated our response to comment four from the Staff’s letter dated July 9, 2009 into our filing.

Liquidity and Capital Resources, page 46

6.
We note your revisions in response to comment five from our letter dated July 9, 2009. For ease of the reader, please consider integrating your discussions of forward looking information, such as your financing outlook and anticipated future expenses, to only provide this information as of the most recent balance sheet date.

We have eliminated forward looking information, such as our financing outlook and anticipated future expenses, from the discussion as of December 31, 2008, and include such information only as of March 31, 2009.

7.
We note your revisions in response to comment six from our letter dated July 9, 2009. Your current disclosure states that these are your anticipated expenses in the remainder of 2009 and 2010. We remind you that expenses under GAAP are presented on an accrual basis, the timing of recognition for expenses may differ from when cash is paid, and expenses may include non-cash items. If your objective is to disclose the expenses that you expect to appear in your statements of operations, please revise your disclosure to include all cash and non-cash expenses, including costs of revenue and any non-operating expenses such as interest, or to disclose all cash and non-cash expenses within a category in your statement of operations such as operating expenses. Alternatively, if your objective is to disclose your anticipated uses of cash, please revise your disclosure to include all anticipated uses of cash, including cash spent for capital resources or reflected on your balance sheet as prepaid items and cash spent for items that will be classified on your statements of operations as cost of revenues, operating expenses, and non-operating items during these periods. Your current disclosure, which appears to capture only cash items that will be classified on your statements of operations as operating expenses, does not appear meaningful or appropriate as this provides incomplete information as to both your anticipated cash expenditures and your anticipated operating expenses. Please revise.

We have removed the table of anticipated expenses at the top of page 47 and have confined our disclosure to aggregate anticipated quarterly cash outflows over the remainder of 2009 and in 2010.

Division of Corporation Finance
Securities and Exchange Commission
August 11, 2009

Security Ownership of Certain Beneficial Owners and Management, page 77

8.
We note your response to comment eight from our letter dated July 9, 2009. We also note your revisions to your Security Ownership of Certain Beneficial Owners and Management Table. In particular, we note that Manu Kalia is now the beneficial owner of 832,164 shares. In your prior filing Manu Kalia was listed as the beneficial owner of 532,164 shares, a difference of 300,000 shares of common stock. Please discuss why the amount of shares he beneficially owns increased.

There was an error in the calculation of the number of shares beneficially owned by Mr. Kalia in the second amendment to Form S-1.  Mr. Kalia owns 82,164 shares of common stock.  In addition, as disclosed, pursuant to his employment agreement, Mr. Kalia received warrants to purchase 1,000,000 shares of common stock, vesting quarterly in four equal installments beginning on January 1, 2009.  Between the filings of Amendments Nos. 2 and 3, warrants for an additional 250,000 shares vested on July 1, 2009. As of the date of the filing of Amendment No. 3, warrants to purchase 750,000 shares of common stock were then exercisable, and that total has not since changed.  Therefore, Mr. Kalia beneficially owns 832,164 shares.

Unaudited Financial Statements for the Quarters Ended March 31. 2009..., page F-2

Consolidated Statements of Operations, page F-3

9.
We note your revisions in response to comment 12 from our letter dated July 9, 2009. As it may be unclear to your readers why you have provided pro forma earnings per share for the years ended December 31, 2008 and 2007, but not for the interim period ended March 31, 2008, please provide your readers with information similar to that contained in your response to our comment. You may wish to do this by adding a notation to the face of your statements of operations, or you may wish to provide a cross-reference to one of the footnotes to your financial statements and explain this matter within that footnote.

We have added a notation to the face of our statements of operations.

Division of Corporation Finance
Securities and Exchange Commission
August 11, 2009

Audited Financial Statements for the Fiscal Years Ended December 31..., page F-11

Consolidated Statements of Cash Flows, page F-15

10.
We note your response to the first bullet point in comment 14 from our letter dated July 9, 2009 and also note the revisions to your statement of cash flows reclassifying the entire change in interconnect application deposits to operating activities from investing activities. Your response to the first bullet point provides percentage changes from changes made in your statement of cash flows from your first amendment on Form S-1 to your second amendment on Form S-1, but does not address the additional changes made to your statement of cash flows in this third amendment on Form S-1. Please revise your response to tell us how you considered whether the cumulative changes made to your 2008 statement of cash flows are corrections of errors that should be treated as a restatement of your financial statements consistent with guidance in paragraphs 25 and 26 of SFAS 154. To the extent that you believe the correction of your misstatements are immaterial, provide us with your qualitative and quantitative analysis under SAB Topic 1M to support your position.

We have analyzed the change made to our statements of cash flows in order to conclude whether or not the change would be material to our readers.  We have come to the conclusion that the change to the financial statements as a whole is not material to our readers for the following reasons:

As per SAB Topic 1M, a matter is “material” if there is substantial likelihood that a reasonable person would consider it important.

Furthermore, as per FASB Concepts Statement 2:

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the correction of the item.”

The changes that were made to the statements of cash flows as of December 31, 2008 and March 31, 2008 were: 1) to reclassify $116,462 from cash used in investing activities to cash used in operating activities and 2) to reclassify $10,000 in the March 31, 2008 interim financial statements from cash used in investing activities to operating activities.

This reclassification did not affect the net loss or the earnings per share nor did it affect our total net increase in cash for both periods.  In fact it did not affect our balance sheets, statements of operations and statements of stockholders’ equity in any way.

Division of Corporation Finance
Securities and Exchange Commission
August 11, 2009

Furthermore, this amount also represents less than 3% of our net loss and accumulated deficit.  It represents less than 5% of the subtotal, total adjustments line on our statements of cash flows and less than 10% of the subtotal, net cash used in operating activities.

Quantitatively, the only place this number is significant is in the subtotal of net cash used in investing activities which decreases to $181,640 from $322,304, along with an increase in the same amount in net cash used in operating activities to $(1,158,901) from $(1,042,439).  However, we do not feel that any reasonable potential user of our financial statements would consider this reclassification influential in relying upon our financial statements:  This is a 10% increase in cash used in operating activities, which we believe is not meaningful to a prospective investor in light of the fact that total cash flow did not change, and that in examining an early stage company that is endeavoring to execute a shift in its business plan (to owner operator from developer only), an investor will (a) not overly emphasize operating cash flow over total cash flow, and (b) realize that prior period cash results will likely be very different from future periods, depending on the success of the Company’s execution of its transition.

In conclusion, based on our quantitative and qualitative analysis as describe above, we reiterate that in our judgment this reclassification on our statements of cash flows is not material to the financial statements as a whole and therefore does not warrant any further action.  Furthermore we conclude that we do not consider this reclassification to be a material correction of an error that should be treated as a restatement.

Notes to Consolidated Financial Statements, page F-16

Note 6 - Stockholder’s Equity, page F-21

11.
We note your revisions in response to comment 24 from our letter dated July 9, 2009. Please refer to paragraph A240(d) of SFAS 123R and revise your disclosures to fully comply with this guidance. Please disclose the weighted-average exercise price, aggregate intrinsic value, and weighted-average remaining contractual term for your warrants outstanding and for your warrants exercisable.

We have added disclosure to Note 6 to include the weighted-average exercise price and aggregate intrinsic value of warrants outstanding and not yet vested.  Please note that this includes 2 million warrants issued to our CFO of which 250,000 warrants vested on January 1, 2009.  Since none were vested as of December 31, 2008, all 2 million are considered outstanding but not exercisable.

We have also revised Note 6 to include the weighted-average contractual life for all warrants outstanding and exercisable by inserting a column in the table on page F-23.  In the newly added column we have removed the 2 million non-exercisable warrants from the calculation.

Division of Corporation Finance
Securities and Exchange Commission
August 11, 2009

*           *           *           *           *

We trust that the changes in the accompanying Amendment No. 4 and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.  If the Staff has any questions or comments with respect to the changes made to the Registration Statement by Amendment No. 4, please contact me at (212) 400-6910.

Sincerely yours,

/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
cc:	Timothy H. Simons
Manu Kalia
Manny Tzagerakis
Adam S. Gottbetter